UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                     For the Period Ended December 31, 2005

                        Commission file number: 000-50218

                               Bekem Metals, Inc.
                             -----------------------
                             Full Name of Registrant

                            875 Donner Way, Unit 705
           ----------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84108
                           --------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The accountant's statements or other exhibit required by Rule
                  12b-25 (c) has been attached, if applicable.

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

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Marat Cherdabayev                  (801)                  582-1881
         -----------------------------------------------------------------------
         Name                             Area Code            Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                      [X] Yes                                [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X] Yes                                [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As disclosed in our 8-K filing on October 28, 2005, we entered into an Acquisition Agreement whereby we acquired Kazakh Metals, Inc., and its wholly owned operating subsidiary Kyzyl Kain Mamyt, LLP. in exchange for the issuance of 61,200,000 shares of our common stock. This transaction did not result in a change in control of Bekem Metals. Accordingly, the results of operations of Kazakh Metals, Inc., and its wholly owned subsidiary Kyzyl Kain Mamyt, LLP., are included in our consolidated results of operations for the year ended December 31, 2005. We anticipate those results will include approximately $150,000 in revenue, general and administrative expense of approximately $2,200,000 and a net loss of approximately $2,600,000. By comparison, during the year ended December 31, 2004, the Company generated no revenue, incurred general and administrative expenses of $214,305 and realized a net loss of $214,511.


                               Bekem Metals, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: April 3, 2006                             By:  /s/ Marat Cherdabayev
                                                   -----------------------------
                                                   Marat Cherdabayev, President